
Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

February 25, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05006209

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated February 25, 2005 [English translation].

dlw 3/8

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

February 25, 2005

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary

(Seven Industries Co., Ltd.)

This is to inform you that a subsidiary of Sumitomo Corporation ("the Company"), Seven Industries Co., Ltd., has revised its projections on performance for the fiscal year ending March 31, 2005
(April 1, 2004 to March 31, 2005) announced on October 22, 2004.

Attachment:

Disclosed material of Seven Industries Co., Ltd.

(This is an English translation of the Japanese original)

February 25, 2005

Company Name: Seven Industries Co., Ltd.
Kenichiro Maekawa, President and CEO
Tokyo Stock Exchange 2nd section Code: 7896
Nagoya Stock Exchange 2nd section Code: 7896
Contact: Kousuke Yamakita, Director
Tel. +81-5-7428-7800

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance for FY2004 announced on October 22, 2004 as follows:

1. Revision of Projected Figures for the Performance of Fiscal Year Ending March 31, 2005

(1) Revision of Projected Figures (Non-consolidated basis) for the Performance of Fiscal Year Ending March 31, 2005 (April 1, 2004 to March 31, 2005).

(Unit : million yen,%)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A) (Announced on October 22, 2004)	21,000	250	40
Currently revised projections (B)	20,500	95	-330
Change (B-A)	-500	-155	-370
Rate of Change (%)	-2.4	-62.0	-
(For reference) Performance of previous term; the fiscal year ended March 31, 2004	21,954	179	54

(2) Revision of Projected Figures (consolidated basis) for the Performance of Fiscal Year Ending March 31, 2005 (April 1, 2004 to March 31, 2005).

(Unit : million yen,%)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A) (Announced on October 22, 2004)	23,200	280	50
Currently revised projections (B)	22,235	125	-320
Change (B-A)	-965	-155	-370
Rate of Change (%)	-4.2	-55.4	-
(For reference) Performance of previous term; the fiscal year ended March 31, 2004	23,788	217	88

2. Reasons of Revision

(1) Non-consolidated basis

Firstly, trading transactions for fiscal 2004 will amount to 20,500 million yen, 500 million yen (2.4%) decrease from the previous projection. This is mainly due to decrease in sales volume of interior component timbers (timbers for Japanese-style room and laminated component timbers), although the transactions of component timbers for fancy stair, structure timbers (precut-component timbers) and items for detached houses increase.

Secondly, ordinary income will amount to 95 million yen, 155 million yen (62%) decrease from the previous projection. This is mainly due to decrease of gross profit ratio of structure timbers and lower of structure timbers'sales unit price.

Finally, net income will amount to -330 million yen, 370 million yen decrease from the previous projection. This is mainly due to the valuation loss 448 million yen of long-term currency exchange contract(※1).

(※1) We made long-term currency contract (coupon swap contract) on September 20, 2002 for the expected timber import business. Since then, auditor has accepted that we have applied [hedge accounting] to this long-term currency contract. Because of getting the guidance from auditor on February 15, 2005, we review the above mentioned transactions. As the result of that, we decide to apply [current price accounting] to this long-term currency contract at the ending of this fiscal year 2004.

The current price will be fixed by the current rate at March 31, 2005 and the difference of the rate of interest between Japan and the US. We use the rate at January 31, 2005 for this revised projections because we cannot get the rate at March 31, 2005 now.

As the result of application of current price accounting, we will recognize the valuation loss as extraordinary loss. However, this does not affect our cash flow.

＜The Present Condition＞

Our purchases from overseas occupy over 40% of our total purchases (approximately 4,400 million yen), and these purchases from overseas are exposed to the currency fluctuations risk. So for the purpose of hedging the currency fluctuations risk, we have concluded long-term currency contract (coupon swap contract) with one bank to cover 10% of purchases amount from overseas (approximately 4 million yen). Settlement dates of this contract extend from September 20, 2002 to September 20, 2012.

＜Contents of Long-term Currency Contract＞

	1month	1year	10years
Purchase amount (thousand $)	400	4,800	48,000
Payment amount (thousand ¥)	42,960	515,520	5,155,200
Average rate	107.40	107.40	107.40

(2) Consolidated basis

The projected figures of consolidated basis are revised in accordance with the revision of the projected figures of non-consolidated basis.

※ Revised projected figures include forecasts which are based on future precondition, outlook and projection at February 25, 2005.
These revised projected figures will be different from actual figures under the influence of economic situations, market trends, currency fluctuations, and any other indefinite factors.

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